Exhibit 99.2

Press Release

Sanofi announces buy back of shares from L’Oréal

Paris, February 3, 2025. Sanofi today announces the acquisition of 2.3% of its shares from long-standing shareholder L’Oréal. This transaction is part of Sanofi’s share buyback program announced on January 30, 2025. It is fully aligned with Sanofi’s capital allocation policy and focus on sustainable value creation for shareholders.

François Roger

Chief Financial Officer, Sanofi

“L’Oréal has been a trusted shareholder and partner for decades, playing a key role in supporting Sanofi’s growth and transformation. We are pleased to retain L’Oréal as one of our largest shareholders. This transaction highlights Sanofi’s dedication to sustainable value creation while upholding our strategic priorities and preserving the strength of our key partnerships.”

The acquisition is structured as an off-market block trade and is not subject to any specific conditions. The acquisition is pursuant to an agreement approved by Sanofi’s Board of Directors as a related-party agreement, in compliance with article L.225-38 of the French Commercial Code, entered into on February 2, 2025. It is expected to be completed in the coming days. The transaction will involve the acquisition of 29,556,650 shares at a price of €101.50 per share, reflecting a discount of 2.8% to the closing price on January 31, 2025. The total consideration of the transaction amounts to €3 billion. Shares acquired from L’Oréal will be cancelled at the latest on April 29, 2025. The acquisition of these shares is expected to be accretive to Sanofi’s earnings per share, further enhancing shareholder value.

After cancellation of the shares and excluding treasury shares, L’Oréal will own 7.2% of Sanofi, with 13.1% of voting rights1.

In accordance with the recommendation from the Autorité des Marchés Financiers, and as recommended by an ad-hoc committee comprised only of independent board members, Sanofi’s board of directors appointed Finexsi, represented by Olivier Peronnet and Olivier Courau, as an independent expert to review the transaction. In its expert opinion Finexsi confirmed that “Based on our work and as of the date of this report, the price of the repurchased shares appears fair for Sanofi and its shareholders. This transaction will not affect Sanofi’s financial balances and will be accretive for Sanofi and its shareholders. It is therefore carried out in the interest of the Company and will be treated as a related-party transaction.”

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions. Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

1 Number of actual voting rights (excluding treasury shares) based on the total number of voting rights as of December 31, 2024.

1/2

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | + 1 215 432 0234 | evan.berland@sanofi.com

Léo Le Bourhis | + 33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Timothy Gilbert | + 1 516 521 2929 | timothy.gilbert@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+ 44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | + 33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Keita Browne | + 1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Tarik Elgoutni | + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Thibaud Châtelet | + 33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Sanofi forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates regarding the marketing and other potential of the product, or regarding potential future revenues from the product. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, unexpected regulatory actions or delays, or government regulation generally, that could affect the availability or commercial potential of the product, the fact that product may not be commercially successful, the uncertainties inherent in research and development, including future clinical data and analysis of existing clinical data relating to the product, including post marketing, unexpected safety, quality or manufacturing issues, competition in general, risks associated with intellectual property and any related future litigation and the ultimate outcome of such litigation, and volatile economic and market conditions, and the impact that pandemics or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2023. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

2/2